EXHIBIT 99.1

VICINITY MOTOR CORP.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED
DECEMBER 31, 2021

March 29, 2022

EXPLANATORY NOTES

Date of Information

Unless otherwise stated, the information in this AIF is stated as at December 31, 2021.

Presentation of Financial Information

The Corporation presented its financial statements in Canadian dollars for financial years ending up to December 31, 2020. For the financial year ended December 31, 2021, the Corporation switched to United States dollar reporting. All dollar figures in this AIF are in United States dollars, unless otherwise indicated. All of the financial data contained in this AIF relating to the Corporation have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Defined Terms

For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the “Glossary of Terms” at Appendix “A” of this AIF.

Forward-Looking Statements

Certain statements (collectively, “forward-looking statements”) in this AIF about the Corporation’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer (collectively, “Securities Laws”). The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

Discussions containing forward-looking statements include, among other places, those under “Business of the Corporation” and “Risk Factors”. Forward-looking statements are based on certain assumptions and estimates made by us in light of the experience and perception of historical trends, current conditions, expected future developments including projected growth in the security and related industries, and other factors we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions and estimates will prove to be correct.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors, which are discussed in greater detail in the “Risk Factors” section of this AIF.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s financial performance and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made herein. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from those anticipated in such forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained in this AIF. Furthermore, unless otherwise stated, the forward-looking statements contained in this AIF are made as of the date of this AIF, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

BACKGROUND AND CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on December 4, 2012 under the name “Grande West Transport Group Inc.”. On August 7, 2013, the Corporation changed its name to “Grande West Transportation Group Inc.”. On March 29, 2021, the Corporation changed its name to “Vicinity Motor Corp.” to reflect the Corporation’s increasing focus on the commercialization of its next-generation electric buses and consolidated its share capital on the basis of three pre-consolidation common shares to one post-consolidation common share (the “Consolidation”).

The Corporation’s common shares (the “Common Shares”) are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, the OTCQX under the symbol “BUSXF” and the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LG”.

The Common Shares are publicly traded on the TSXV under the symbol “VMC,” Nasdaq under the symbol “VEV” and the FSE under the symbol “6LGA.”

The Corporation conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. (“VMCBC”), which was incorporated on September 2, 2008 under the BCBCA under the name “Grande West Transportation International Ltd.” and changed its name to “Vicinity Motor (Bus) Corp.” on September 15, 2021. The Corporation conducts its active operations in the United States through its wholly owned operating subsidiary, Vicinity Motor (Bus) USA Corp. (“VMUSA”), which was incorporated on April 8, 2014 under the laws of the State of Delaware under the name “Grande West Transportation USA Inc.” and changed its name to “Vicinity Motor (Bus) USA Corp.” on June 10, 2021.

Inter-Corporate Relationships

As of the date hereof, the Corporation has two active 100% wholly-owned subsidiaries, VMCBC and VMUSA, and three inactive 100% wholly-owned subsidiaries, Vicinity Motor (Truck) Group Corp., Vicinity Motor (Truck) Corp. and Vicinity Motor (Truck) USA Corp.

The current organization structure of the Corporation is as follows:

DEVELOPMENT OF THE BUSINESS

Three Year History

Financial Year Ended December 31, 2019

In March of 2019, the Corporation announced a purchase order with BC Transit for over 30 compressed natural gas (“CNG”) powered Vicinity buses for approximately C$13,000,000.

In May of 2019, the Corporation announced it had entered into a vehicle assembly agreement with Spartan Specialty Chassis and Vehicles, a business unit of Spartan Motors Inc., the North American Leader in specialty vehicle manufacturing and assembly for the commercial and retail vehicle industries.

In August of 2019, the Corporation announced that William Trainer was appointed as Chief Executive Officer of the Corporation. Mr. Trainer founded the Corporation in 2008 and held the role of President and CEO throughout the development and initial high growth stages of the Corporation. Mr. Trainer had stepped down from the CEO position in February 2018 for personal reasons.

Financial Year Ended December 31, 2020

In February of 2020, the Corporation announced that it received a new contract from ABG for Vicinity bus orders with an aggregate value of approximately C$40 million to replace an old fleet operating throughout multiple locations in the USA.

Beginning in March 2020, the Corporation’s business and operations began to adapt to changes brought about by the COVID-19 global pandemic. As an essential business manufacturing on behalf of the transit industry, the Corporation was able to maintain production, although levels were at times reduced compared to prior to the COVID-19 pandemic. Some of the Corporation’s suppliers and contract manufacturers temporarily suspended or reduced their production levels, and the Corporation’s internal staffing levels in production were temporarily reduced in order to comply with government regulations and maintain physical distancing in order to protect the health of its staff, customers and other stakeholders. While the Corporation has maintained sales and production since the start of the COVID-19 pandemic, the Corporation has done so at a reduced rate in order to comply with physical distancing requirements and government health regulations. The Corporation was able to secure government business grants in Canada to support our business through this period, including aid from the Canadian government in the amount of C$543,654 during the nine months ended September 30, 2020. The Corporation’s management continues to monitor and adapt to the current economic realities that have resulted from the COVID-19 pandemic, however the ultimate impacts and duration of current conditions remain uncertain.

On March 4, 2020, the Corporation announced that the Vicinity LT shuttle bus was finishing production and that demo buses would be made available for the US and Canadian markets.

On March 20, 2020, the Corporation announced the closing of its previously announced non-brokered financing of unsecured convertible debenture units by issuing 1,750 debenture units (“Debenture Units”) for gross proceeds of approximately C$ 1,750,000, each Debenture Unit sold at a price of C$980.00 per Debenture Unit and consisting of one 10.0% unsecured convertible debenture of the Corporation in the principal amount of C$1,000 (each, a “Debenture”) with interest payable upon maturity being 12 months from the date the Debentures are issued, and 600 common share purchase warrants (“Warrants”) expiring 12 months after the date of issuance of such Warrants, the Debentures to be repaid in cash at maturity and each Warrant entitling the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of C$0.38 per Warrant Share at any time up to 12 months following the closing date of the debenture financing.

On October 8, 2020, the Corporation announced that it had received a purchase order from the Region of Waterloo for four Vicinity buses for a total purchase price of approximately C$2,000,000. The Corporation also announced the delivery of a 34 CNG Vicinity bus order.

On October 26, 2020, the Corporation announced that it had renewed its C$20,000,000 credit facility with the Royal Bank of Canada, to be used for ongoing working capital requirements.

On November 18, 2020, the Corporation announced that it had closed the first tranche of its previously announced private placement of Units, the first tranche consisting of 7,816,118 Units for gross proceeds of C$7,816,118. Each Unit consists one Common Share and one-half of one share purchase warrant. Each whole warrant (a “Private Placement Warrant”) entitles the holder to acquire an additional Common Share at a price of C$1.50 per share for a period of two years from the date of closing of the first tranche of the private placement. 389,100 Finder’s warrants (non-transferable) having the same terms as the Private Placement Warrants were also issued in compensation.

On November 19, 2020, the Corporation announced that it had received an order from Keolis Canada for thirteen Vicinity buses for delivery in 2021.

On November 20, 2020, the Corporation announced that it had closed the second tranche of its previously announced private placement, the second tranche consisting of 843,000 Units for gross proceeds of C$843,000. Each Unit consists one Common Share and one-half of one Private Placement Warrant. Each Private Placement Warrant entitles the holder to acquire an additional common share of the Corporation at a price of C$1.50 per share for a period of two years from the date of closing of the second tranche of the private placement. 33,780 Finder’s warrants (non-transferable) having the same terms as the Private Placement Warrants were issued in compensation.

On November 24, 2020, the Corporation announced that its Vicinity Lightning electric bus (the “Vicinity Lightning”) was now offered for sale in Canada and the United States.

On December 1, 2020, the Corporation announced that it has entered into a contract with Hinduja Tech Inc., an integrated engineering and digital technology & solutions provider, for the design and engineering plans for its new American operational facility and headquarters in Washington State.

Fiscal Year Ended December 31, 2021

On February 22, 2021, the Corporation announced that it has entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America. See “Business of the Corporation – Strategic Relationships” for more information. The Corporation also announced that the State of New Mexico had selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase directly from the Corporation’s diverse bus portfolio. Vehicles for selection will be produced from the Corporation’s assembly facility in Washington State, which will be capable of producing 1,000 electric, CNG, gas and clean diesel units annually across all sizes and powertrains.

On March 8 2021, the Corporation announced the hiring of Manuel Achadinha as Chief Operating Officer.

On March 25, 2021, the Corporation announced that it had received a C$5 million order for seventeen CNG powered Vicinity buses for delivery in Q4 2021.

On March 29, 2021, the Consolidation and change of corporate name to “Vicinity Motor Corp.” was made effective at market open. On March 29, 2021, the Corporation announced that it had received initial orders for 10 Vicinity Lightning buses from ABC Companies.

On April 6, 2021, the Corporation announced that the State of Washington had selected the Vicinity Buses for a statewide purchasing contract that gives state transit agencies the right, but not the obligation to purchase from the Corporation’s bus portfolio.

On April 19, 2021, the Corporation announced the receipt of a purchase order valued at over C$6 million from a leading Canadian provincial public transportation provider for 15 Vicinity Buses.

On June 2, 2021, the Corporation announced its entrance into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lbs. Gross Vehicle Weight Rating. This new medium duty electric truck will utilize proven electric vehicle technology with a smaller environmental footprint. The sizes and design of the medium duty truck line will provide maximum versatility to support multiple applications, utilizing high quality, commercially available technology, and industry standardized charging solutions to enable rapid adoption.

On June 14, 2021, the Corporation announced the receipt of an initial purchase valued at C$6 million from Calgary Transit, the city of Calgary’s transit authority, for 14 Vicinity Lightning EV buses.

On July 7, 2021, the Common Shares began trading on the Nasdaq under the symbol “VEV.”

On September 23, 2021, the Corporation announced the receipt of over C$15.5 million in new purchase orders from three Québec, Canada transit operators for a total of 38 Vicinity™ Classic buses. Pursuant to the terms of the supply agreements, Robert Paquette Autobus et Fils Inc. ordered 18, Transcobec (1987) Inc. ordered 11, and Autobus Yves Seguin et Fils Inc. ordered 9 Vicinity™ Classic buses, which will all be in service with Canadian public transit agency EXO. The Vicinity™ will be serving the cities of Oka, St-Joseph-du-Lac, Pointe-Calumet, Sainte-Marthe-sur-le-Lac, Doux-Montagnes, Saint-Eustache, Boisbriand, Sainte-Thérèse, Blainville, Rosemère, Bois-de-Fillions, Saint-Jérôme, and Sainte-Anne-des-Plaines. These orders are for delivery in 2022 and join the current operating fleet of 79 Vicinity™ buses in the Province of Quebec.

On September 30, 2021, the Corporation announced it had partnered with Aereus Technologies to offer its CuVerro Shield™ technology – a permanent antimicrobial treatment option for high-touch areas of Vicinity vehicles. In addition to this, the Corporation also announced that certain eligible directors requested that their respective director’s remuneration for the calendar year 2021 be paid in Deferred Share Units (“DSUs”) and accordingly, the Corporation granted 28,671 DSUs in connection with director’s remuneration for Q3 2021.

On October 4, 2021, the Corporation announced it had entered into a strategic collaboration agreement with the JB Poindexter business unit, EAVX. This collaboration will integrate EAVX bodies with the existing Vicinity bus and truck motor chassis.

On October 5, 2021, the Corporation entered into a Sales and Marketing Agreement (the “Sales and Marketing Agreement”) with Optimal Electric Vehicles, LLC (“Optimal-EV”) to distribute and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for a license fee of US$20,000,000 (the “License Fee”). Pursuant to the terms and conditions of the Sales and Marketing Agreement, Optimal-EV appointed the Corporation as its exclusive sales and marketing agent for such product lines directly in Canada and through a dealer network in the U.S. and Mexico. The License Fee is payable in accordance with the following schedule: (i) US$3,000,000, which was paid within two days from the date of the Sales and Marketing Agreement; (ii) US$12,000,000 payable which was paid on October 31, 2021; and (iii) the remaining US$5,000,000 when the combined deliveries of the vehicles exceed 250 units. Optimal-EV has the right to terminate the Sales and Marketing Agreement if the License Fee is not paid when due. The Corporation will share in the profits of every sale of licensed Optimal-EV products based on agreed upon calculations with amounts varying depending on the type of transaction.

On October 13, 2021, the Corporation announced a strategic supply agreement with Electrovaya for supply of lithium battery systems.

On November 2, 2021, the Corporation hired Brent Phillips as Senior Director of Sales. Mr. Phillips has over 20 years of experience in the commercial transportation field, with a specific focus on commercial buses and trucks and previous leadership roles at the distribution and manufacturing level including sales, marketing, and operations. His in-the-field customer support experience ranges from single vehicle operators and start-ups to large commercial truck and transit fleet operations. Prior to joining Vicinity, Brent served as General Manager at Alliance Bus Group, a leading bus distributor. Before joining Alliance, Brent was the Vice President of Sales, Commercial Bus Group at REV Group, a leading designer and manufacturer of specialty vehicles and related aftermarket parts and services. Previously, he was the Vice President of Sales at BusWest.

Financings

On April 19, 2021, the Corporation filed a Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) covering an offering amount not to exceed C$150,000,000 during the 25 month period that the Base Shelf Prospectus remains effective.

ATM Program

On August 27, 2021, the Corporation entered into an equity distribution agreement with B. Riley Securities, Inc. on behalf of itself and co-sales agent Spartan Capital Securities, LLC (the “Equity Distribution Agreement”), whereby the Corporation may, at its discretion and from-time-to-time, sell up to US$50 million of Common Shares using “at-the-market” distributions in connection with the said sales agents (the “ATM Program”). The Corporation filed a prospectus supplement dated August 27, 2021 in respect of the ATM Offering. During the financial year ended December 31, 2021 and to the date of this AIF, Common Shares were sold under the ATM Program as described elsewhere in this AIF.

Debenture Financing

On October 5, 2021, the Corporation announced it closed its non-brokered financing of unsecured Debenture Units in the principal amount of C$10,300,000 (the “2021 Debentures”).

Each Debenture Unit was sold at an offering price of C$985.00 per Debenture Unit and consisted of one 8% unsecured 2021 Debenture of the Corporation in the principal amount of C$1,000 with interest payable upon maturity being 12 months from the date the 2021 Debentures are issued and 40 share purchase warrants expiring 12 months after the date of issuance of such warrants. The 2021 Debentures will be repaid in cash at maturity. Each Warrant entitles the holder thereof to purchase one Warrant Share at an exercise price of C$7.50 per Warrant Share at any time up to 12 months following the issuance date, subject to adjustment in certain events. The 2021 Debentures, in whole or in part, will be convertible into Common Shares at the option of the holder at any time following the occurrence of an event of default that is uncured for a period of 10 business days, at a conversion price equal to the market price on the date the event of default. Holders converting their 2021 Debentures will receive accrued and unpaid interest thereon to the date of actual conversion. The Corporation has the right at any time, on 10 days’ notice, to prepay the 2021 Debentures in whole or in part, pro rata among the holders. The repayment shall be in cash, against the principal amount of the 2021 Debenture plus accrued and unpaid interest. The Corporation paid an administrative fee of 0.5% of the funds raised to Leede Jones Gable Inc.

Unit Financing

On October 25, 2021 the Corporation closed an underwritten public offering of 3,990,610 units at a price of US$4.26 per unit for gross proceeds to the Corporation of US$16,999,998.60. Spartan Capital Securities, LLC (“Spartan”), acted as sole book-running manager for the offering. Revere Securities, LLC, was the exclusive selling group member for the offering.

Each unit consisted of one Common Share and one-half of one share purchase warrant. Each whole Warrant entitles the holder to purchase one Warrant Share at an exercise price of US$5.10 per Warrant Share, subject to adjustment in certain circumstances. The Warrants will be exercisable immediately upon issuance and will expire three years from the issuance date. The units were issued under an underwriting agreement dated October 21, 2021 between the Corporation and Spartan (the “Underwriting Agreement”). Spartan received underwriting commissions equal to 7% of the gross proceeds raised in the offering, equal to approximately US$1.19-million.

The Corporation filed a prospectus supplement dated October 21, 2021 to qualify the distribution of the units.

Subsequent Events

On January 4, 2022, the Corporation announced it had received a significant purchase order from Olathe, a commercial truck dealership and fleet management company primarily based in Kansas, for over 150 VMC Optimal E1 Electric Chassis valued in excess of US$19.0 million. On March 7, 2022, the Corporation announced that Olathe had helped to facilitate orders for five VMC Optimal E1 electric chassis for two paratransit bus manufacturers.

On January 19, 2022, the Corporation announced it had secured a C$14 million purchase order from Pioneer, a leading retail automotive dealer primarily based in British Columbia, for 100 VMC 1200 Class 3 electric trucks, and Pioneer has been appointed to act as the Corporation’s exclusive dealer in the province of British Columbia.

On January 26, 2022, the Corporation announced it had entered into an investor relations agreement with MarketSmart Communications Inc., under which MarketSmart will provide Canadian investor relations services. The investor relations agreement is for an initial term of twelve months commencing on January 25, 2022, with an option for renewal. Either party may terminate the agreement for any reason, with or without cause, on 30-days written notice to the other. Pursuant to the investor relations agreement, MarketSmart will be paid a fee of $7,000 per month, plus applicable taxes.

On February 1, 2022, the Corporation announced that it had signed a sales and marketing agreement with Skydome Auto and Truck Centre Inc., an automotive dealer and service centre in the Greater Toronto Area of Ontario, Canada, including an initial order for 50 VMC 1200 Class 3 electric trucks. Skydome has also been appointed to act as the Corporation’s exclusive dealer in the city of Brampton, a part of the Greater Toronto region in Ontario, Canada.

On February 8, 2022, the Corporation announced it had received an initial $2.57 million grant from Sustainable Development Technology Canada (“SDTC”), a foundation created by the Canadian government, for the development of zero-emission transit busses. SDTC helps Canadian entrepreneurs accelerate the development and deployment of globally competitive clean technology solutions. The non-repayable grant from SDTC is expected to help the Corporation to introduce its new all-electric, true low-floor wheelchair-accessible (fully ADA-compliant), mid-sized, medium-duty bus.

On February 18, 2022, the Corporation announced that it has signed a sales and marketing agreement with Paradigm Automotive Corporation (“Paradigm”), an automotive sales, leasing and upfitting company in Ontario, Canada, including an initial C$12.0 million order for 100 VMC 1200 Class 3 electric trucks. Paradigm has also been appointed to act as Vicinity’s exclusive dealer in the Hamilton and Niagara regions of Ontario. The VMC 1200 deliveries are expected to begin in the second quarter of 2022.

On March 15, 2022, the Corporation announced it has expanded its strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America. The ABC distributorship supports the Corporation’s focus on U.S. expansion to market the Vicinity heavy duty mid-size bus, the Vicinity Lightning EV and the VMC Optimal EV S1 low floor shuttle bus to new and existing customers. Under the expanded agreement, ABC will distribute the Corporation’s product portfolio to 18 states covering key population centers across the country important to the Corporation’s growth markets. The Vicinity line fills in key transit and private shuttle markets within the ABC portfolio of new vehicles for these locations, enhancing the offering to current customers while expanding to other sectors. In conjunction with the new agreement, ABC has contracted to order 18 VMC Optimal S1 shuttle buses and three Vicinity Classic buses - in addition to the previously announced order for 10 Vicinity Lightning EV buses slated for delivery in 2022.

On March 17, 2022, the Corporation announced that it had entered into a strategic U.S. distribution agreement with DATTCO, Inc. a U.S. full-service passenger transportation company, to distribute Vicinity vehicles within the Northeastern United States. Headquartered in New Britain, Connecticut, DATTCO operates facilities throughout New England and employs over 2,000 people in Massachusetts, New Hampshire, Maine, Rhode Island and Vermont. The distributorship supports Vicinity’s focus on U.S. distribution expansion for its growing portfolio of electric vehicles and conventionally powered buses. In addition to operating a fleet of over 1,200 buses, DATTCO provides sales, parts, warranty and service support for transportation providers in the region. Under the new agreement, DATTCO will distribute Vicinity vehicles throughout New England. The Vicinity line fills in key transit, EV and shuttle opportunities within the DATTCO portfolio of vehicles, further enhancing its offering to current customers while expanding to new sectors. In conjunction with the agreement, DATTCO has placed an initial order valued at over $2 million for Vicinity Lightning™ EV and Classic transit buses and Optimal-EV S1 paratransit electric low-floor shuttle buses.

On March 28, 2022, the Corporation issued 4,444,445 Common Shares and 4,444,445 share purchase warrants (together, a “Unit”) at a combined purchase price of US$2.70 per Unit in a registered direct offering for gross proceeds of US$12,000,001.50, before deducting placement agent fees and expenses. The Warrants will be exercisable 6 months from the closing of the offering (the “Initial Exercise Date”) at an exercise price of US$3.36 per Warrant Share and will expire three years from the Initial Exercise Date. A.G.P. / Alliance Global Partners was the sole placement agent for the offering and received cash commission of 7% of the gross proceeds of the offering and 133,333 placement agent warrants at an exercise price of US$2.97 per Warrant Share and will expire two years from the Initial Exercise Date. The Corporation filed a prospectus supplement dated March 23, 2022 to qualify the distribution of the Units, the placement agent warrants and the underlying securities.

BUSINESS OF THE CORPORATION

Summary

The Corporation designs, builds and distributes a full suite of transit buses for public and commercial use, including electric, CNG and clean diesel buses and electric trucks (collectively, the “Vicinity Vehicles”). The Corporation has been successful in supplying Canadian municipal transportation agencies and private operators with Vicinity Buses. The Corporation, with its strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from the Corporation’s vehicles.

The Corporation has world class strategic partnerships and supply agreements to manufacture its Vicinity bus products in Europe, Asia, Canada, and the United States. The Corporation is currently completing the construction of an assembly plant in Washington State, a cost-effective location in proximity to the border between Canada and the USA. The Washington State facility will produce buses to be compliant with the “Buy America” Act and is expected to be capable of producing up to 1,000 electric, CNG, clean diesel and EV truck units annually across all sizes and powertrains.

In a large and unsaturated market segment, the Corporation is poised to capture sales growth from both the replacement of cut-away buses and the need for transit fleets to find the appropriate balance of vehicle sizes across Canada and the United States. The Corporation is at the forefront of the changeover of industrial combustion engines to electric vehicles for the bus and truck markets.

The Corporation has established a Disadvantaged Business Enterprise program in accordance with regulations of the U.S. Department of Transportation (DOT), 49 CFR Part 26.

Products

Vicinity Vehicles

General

Vicinity Buses were born from a need expressed by transit systems looking for a durable, reliable, customer oriented mid-size vehicle at a reasonable price point. The Corporation designs the Vicinity Buses with affordability, accessibility and global responsibility in mind. The Vicinity Buses cost significantly less than a 40’ bus and are considerably more durable than cut-away buses which are based on a truck chassis.

The VMC Optimal product offering is a natural extension to the existing Vicinity bus line into the EV shuttle and cutaway market.

The VMC Truck line builds on the EV in-house expertise at VMC with a commercial offering for cab over chassis solutions.

Vicinity Classic

Vicinity’s flagship bus offers significant fuel savings, lower upfront costs, low operating costs, and provides a smoother ride than competitors providing greatly improved overall value. The Vicinity buses are designed to meet North America’s rigorous operating conditions and are durability tested by the Federal Government at Altoona, Pennsylvania. Vicinity buses are ranked “Best in Class” in the FTA’s Bus Test Program.

Vicinity Buses’ features include:

●	Big bus technology in a compact, affordable platform;

●	Worry-free two-year bumper-to-bumper warranty;

●	Galvanized steel monocoque structure;

●	Air Ride with Independent Front Suspension;

●	Bonded windows;

●	Fiberglass body panels;

●	Cummins engine;

●	ZF, Allison or Voith transmission;

●	Front entry ramp; and

●	Customizable electronic technical features.

Vicinity LightningTM

The Vicinity Lightning is the Corporation’s first fully electric bus and the newest model in the Corporation’s product portfolio. The Vicinity Lightning is an environmentally friendly alternative to diesel buses currently used in a broad product segment. Uniquely positioned to offer the size and maneuverability of small buses with the durability and capacity of larger buses, the Vicinity Lightning places the Corporation in an excellent position to capture market share as customers and policy drive demand for zero emission transportation solutions.

The Vicinity Lightning is a low-floor transit bus, scaled down for a diverse range of uses including transit, airports, community shuttles, para-transit, university shuttles, corporate and other unique applications. The Vicinity Lightning is designed from the ground up and purpose-built to use commercially available high-volume, reliable components from the automotive industry. It features 19.5” tires and hydraulic disc brakes, high-power AC direct on-board charging and DC fast charging options. Its design allows it to fit into any standard commercial garage with no major infrastructural electrical upgrades.

The Vicinity Lightning uses proven zero emission technology supporting a cleaner and more sustainable planet and drives community prosperity through increased access to mobility. The size and design of the bus provides maximum versatility supporting multiple transportation applications. The Vicinity Lightning incorporates high quality, proven, and commercially validated technology along with standardized electric-vehicle charging solutions. The Vicinity Lightning delivers ease of use without high-cost proprietary technology and charging systems. The smart intentional design allows a diverse range of users to adapt the Vicinity Lightning platform conveniently into operations with very low transition burden.

VMC-Optimal Products

In 2021, VMC entered into a Sales and Marketing Agreement with Optimal-EV to distribute and sell the VMC-Optimal E1 and S1 electric vehicles.

The Optimal E1 debuted in Q3 2021 providing a Best in Class fully electric commercial chassis built on the popular, market leading Ford E-450 frame. The E1 is positioned to be an enabler for zero-emission operation in a broad range of markets, including: commercial trucks, buses, ambulances, recreational vehicles, school buses, last-mile, and other fleet applications.

The E1’s innovative powertrain system enables an estimated 125 miles of driving range, 70 MPH top speed, 30% gradeability at maximum load and utilizes proven, high-performance battery systems from Proterra® which offer industry-leading energy density, a flexible design to fit, and rigorous pack level validation designed for safe and durable vehicle operation. The E1’s proprietary and innovative rear-drive design integrates the fully-electric powertrain. The 113 kWh Proterra Powered™ high-performance battery pack is safely protected in-between the chassis rails to allow for seamless aftermarket body integration. The vehicle can fully charge in less than two hours with DC fast charging and features a gross vehicle weight rating (GVWR) of 14,500 pounds.

The Optimal S1 low floor cutaway shuttle bus, also built on the E450 chassis, takes advantage of Optimal-EV’s OEM-quality design and engineering to introduce a product that is both C/FMVSS and ADA compliant. Its low-floor design is made possible by the innovative packaging of battery-electric propulsion and allows for ultra-low 11” step-in height. The quick deployment of an ADA-compliant accessibility ramp provides ADA access without the need for the added complexity of kneeling suspension. A variety of seating and storage configurations ensure the Optimal-EV S1 meets a wide range of customers’ fleet needs.

Incorporating the strengths of the base chassis platform allow operators of the S1 to deliver improved rider experience, enhanced mobility, efficient operation and a lower operating cost while providing environmental solutions of electric bus transportation. Proprietary design features showcase decades of safety and value engineering experience providing a best-case solution as transportation providers transition to zero emission buses in a variety of applications including: dial-a-ride/paratransit, micro-transit, transit, airport, university and corporate shuttle.

VMC 1200 Electric Truck

The VMC 1200 is a fully electric Class 3 Commercial EV which has the power and potential to transform the shipping industry in North America. Powered by cutting edge Li-Ion battery technology the VMC 1200 is a 12,000 GVWR medium-duty electric truck with a 6,000-pound load capacity and range up to 150 miles on a single charge. The popular cab-over design provides ease of operation, maneuverability, visibility and simplified body integration.

Parts Sales

The Corporation earns additional recurring revenues by selling aftermarket parts. Aftermarket parts sales are expected to continue to increase as the existing Vicinity bus fleet ages and new vehicles are placed into service.

Marketing

The Corporation’s sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit operators, government agencies and universities.

The Corporation’s priority is to generate customers across all of the sectors targeted by the Corporation including, but not limited to, transit, shuttle, universities, government and commercial sectors. Many of the customers that the Corporation has deployed or is targeting have other buses in their fleet that the Corporation can replace with the Vicinity, VMC-Optimal products, and the Vicinity Lightning. Ultimately, the Corporation intends to be the best choice for buses in this segment regardless of the fuel type that the customer chooses. The Corporation’s sales plan is to meet with the top potential customers and obtain purchase orders for new buses for their production vehicle requirements.

In June 2021, the Corporation announced its entry into the medium duty electric truck market with the development of a fully electric Class 3 vehicle with the VMC 1200. The VMC 1200 EV truck is sold through dealerships in North America with the first deliveries expected in 2022.

In October 2021, the Corporation entered into the Sales and Marketing Agreement with Optimal-EV to distribute and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for a license fee of US$20,000,000. Pursuant to the terms and conditions of the Sales and Marketing Agreement, Optimal-EV appointed the Corporation as its exclusive sales and marketing agent for such product lines directly in Canada and through its dealer network in the U.S.

Strategic Relationships

Proterra Inc.

In 2022, the Corporation announced a multi-year supply agreement with Proterra for the supply of batteries for the Vicinity Lightning and EV strip chassis products. The agreement is to supply a minimum of 600 Vicinity commercial electric vehicles through 2024.

Spartan Specialty Chassis and Vehicles

In May of 2019, the Corporation announced it had entered into a vehicle assembly agreement (the “Assembly Agreement”) with Spartan Specialty Chassis and Vehicles, a business unit of Spartan Motors Inc., the North American Leader in specialty vehicle manufacturing and assembly for the commercial and retail vehicle industries, as well as for the emergency response and recreational vehicle markets.

Under the terms of the Assembly Agreement, Spartan will manufacture the Vicinity Buses, which will continue to satisfy the FTA’s Buy America requirements and reduce potential tariff exposures.

In 2022 the Corporation’s Washington State manufacturing facility is expected to be completed with all US production being run through this facility.

ABC Companies

In February of 2021, the Corporation entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America. The ABC distributorship supports the Corporation’s focus on U.S. expansion as it begins marketing the Vicinity Lightning and other products to new and existing customers.

Under the distribution agreement, ABC Companies will distribute the Vicinity, Vicinity Lightning and VMC-Optimal products throughout 18 states covering key population centres across the USA. The Vicinity line fills in key transit and private shuttle markets within the ABC portfolio of new vehicles for these locations, enhancing the offering to current customers while expanding to other sectors.

DATTCO Inc.

In March of 2022, VMC announced the signing of a US distribution agreement with DATTCO Inc., a U.S. full-service passenger transportation company, to distribute Vicinity vehicles within the Northeastern United States throughout New England.

Components

The Corporation utilizes a global supply chain for component parts for buses ensuring world class quality and cost-effective products with the highest safety standards. Wherever possible there are multiple suppliers for components to ensure there is no economic dependence on any individual supplier.

As a result of the COVID-19 global pandemic, some of the Corporation’s suppliers have suspended or scaled back their operations. The supply chain for the Corporation is currently able to provide the necessary components for production and aftermarket parts but there is a risk of potential supply chain disruption.

Intangibles

The Corporation has invested significant resources in developing its suite of Vicinity Buses. The Corporation created and owns the rights to the design of its buses and ongoing product development. The Corporation has intellectual property agreements in place where necessary with partners and developers ensuring oversight over maintaining internally created or developed intellectual property. The Vicinity Buses use key components from established third-party suppliers. The Corporation does not currently have patents, and licenses, but may choose to obtain patents and licenses on our designs, processes or inventions in the future.

Cycles

The Corporation does not expect the market for transit buses to experience normal cyclical or seasonal changes. The Corporation has entered the EV truck market and EV medium and light duty cutaway market through its VMC-Optimal products, which have more steady demand than the transit bus industry.

Economic Dependence

The Corporation’s sales have been concentrated on a small number of customers and therefore the Corporation’s revenues are reliant on a small number of customers. However, on a year-to-year basis the customers have changed and are not the same small number of customers on a repeated basis.

Environmental Protection

Environmental laws and regulations may affect the operations of the Corporation. The Corporation is subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances, dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. Failure to dispose of these in a manner compliant with local environmental regulation could expose the Corporation to penalties and clean-up costs. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements may negatively effect on our Corporation and its operating results.

Growing concerns about climate change may result in the imposition of additional regulation particularly with respect to greenhouse gas emissions. Several jurisdictions around the world, including Canada, and various provinces within Canada, have implemented or intend to implement regulations to put a price on carbon emissions as a means to deal with climate change. These regulations may impact the Corporation’s business in terms of increased cost and compliance efforts. However, given the evolving nature of policies related to climate change and the regulation of carbon emissions, it is not currently possible to predict either the nature of anticipated requirements or the impact on the Corporation’s business. Further, such policies may increase interest in and demand for the Corporation’s electric vehicles.

Specialized Skill and Knowledge

There is a specialized skill required for the development, operations, maintenance, sales and marketing of the Corporation’s technology and buses. The Corporation’s current staff possesses the necessary skills, knowledge, and expertise required for the Corporation’s business. As additional employees are added to the Corporation, they will be trained by existing Corporation staff as needed.

As the Corporation expands operations and continues to grow, ensuring that all of our employees possess the necessary skills, educations, and appropriate licenses as required by regulatory agencies will be important in sustaining the Corporation’s growth.

Changes to Contracts

The Corporation does not reasonably expect any material changes to contracts or business relationships in the current financial year.

Employees

As at the date of this AIF, the Corporation has approximately 60 employees, who are responsible for assisting the management of the Corporation and its day to day operations. The Corporation relies heavily on its senior management team. Operations could be impacted if one or more members of the senior management team were to depart unless the Corporation has in place sufficient safeguards. The Corporation has developed a succession plan to ensure continuity and mitigate any potential disruptions from any departures in the senior management team.

Foreign Operations

The Corporation has world class strategic partnerships to manufacture its products in Europe, Asia, Canada, and the United States. See “Three Year History” and “Business of the Corporation” for details of our foreign operations. As the Corporation continues to grow, the Corporation expects to expand our United States operations with the development of an assembly plant in Washington State, which is expected to be completed during 2022.

There are risks associated with foreign operations, including currency risk and regulatory risk. In the event there is a dispute, the Corporation may be unable to obtain legal remedy or legal proceedings may be prohibitively expensive.

Lending

The Corporation’s operations generally do not include any lending operations. Invoices paid by customers must be paid in a reasonable time period.

RISK FACTORS

You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF, and all other information contained in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Corporation’s common shares could be materially and adversely affected.

The COVID-19 global outbreak and efforts to contain it may have a material adverse impact on the Corporation’s business.

The COVID-19 global outbreak and efforts to contain it may have a material adverse impact on the Corporation’s business. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. The Corporation enacted strict cost controls and enhanced precautions over workplace safety following the advice of health authorities in each jurisdiction in which it operates. Delays were noted for expected sales, availability of contract manufacturers and the availability of some components and shipping containers. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus. At this point, the extent to which COVID-19 will or may impact the Corporation is uncertain and these factors are beyond the Corporation’s control; however, it is possible that COVID-19 may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

Failure to drastically increase manufacturing capacity and efficiency could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Although the Corporation’s existing manufacturing facilities, including contract manufacturers, which were used in 2021 to manufacture over 100 Vicinity Buses, are able to satisfy the Corporation’s current manufacturing requirements, the future success of the Corporation’s business depends in part on its ability to drastically increase manufacturing capacity and efficiency, particularly in the United States in order to comply with the “Buy American” Act. The Corporation is currently completing the construction of an assembly facility in Washington State that is expected to be able to deliver up to 1,000 vehicles annually over all sizes and powertrains. The Corporation may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and improve profitability if it is unable to build and operate its planned large-scale manufacturing facility in the U.S. and otherwise allow for increases in manufacturing output and speed. The construction of such a facility will require significant cash investments and management resources and may not meet the Corporation’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are delays in the Corporation’s planned large-scale U.S. manufacturing facility becoming fully operational or achieving target yields and output, the Corporation may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage the Corporation’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.

The Corporation is and will be dependent on its manufacturing facilities. If one or more of its current or future manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s revenue is and will be dependent on the continued operations of its existing manufacturing facilities as well as its other planned facilities, including its planned large-scale U.S. manufacturing facility. To the extent that the Corporation experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), failures to comply with applicable regulations and standards, labor force and work stoppages, or if its current or future manufacturing facilities become capacity constrained, the Corporation will be required to make capital expenditures even though it may not have available resources at such time. Additionally, there is no guarantee that the proceeds available from the Corporation’s insurance policies will be sufficient to cover such capital expenditures. As a result, the Corporation’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in the Corporation’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to purchase products from its competitors. The Corporation is and will be dependent on its current and future manufacturing facilities which will in the future require a high degree of capital expenditures. If one or more of the Corporation’s current or future manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.

The Corporation may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which in turn could materially adversely affect its business, results of operations or financial condition.

The Corporation’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Vicinity brand. If it is unable to establish, maintain and strengthen its brand, the Corporation may lose the opportunity to build and maintain a critical mass of customers. The Corporation’s ability to develop, maintain and strengthen the Vicinity brand will depend heavily on the success of its marketing efforts. The bus industry, the battery electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and the Corporation may not be successful in building, maintaining and strengthening its brand. Many of the Corporation’s current and potential competitors, particularly bus manufacturers headquartered in the United States and Canada, have greater name recognition, broader customer relationships and substantially greater marketing resources than the Corporation. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of the Corporation’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with the Corporation, and could materially adversely affect the Corporation’s business, results of operations or financial condition.

Increases in costs, disruption of supply or shortage of lithium-ion battery cells could materially adversely affect the Corporation’s business, results of operations or financial condition.

Any disruption in the supply of battery cells could temporarily disrupt production of the Corporation’s vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, various fluctuations in market and economic conditions may cause the Corporation to experience significant increases in freight charges and battery cell costs. Substantial increases in the prices for battery cells would increase the Corporation’s operating costs and could reduce the Corporation’s margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that the Corporation will be able to recoup increasing costs of battery cells by increasing vehicle prices.

The Corporation’s projected operating and financial results relies in large part upon assumptions and analyses developed by it. If these assumptions or analyses prove to be incorrect, the Corporation’s actual operating and financial results may be materially different from its forecasted results.

The financial and operating information of the Corporation appearing elsewhere in this AIF reflects current estimates of future performance made by it. Whether actual operating and financial results and business developments will be consistent with those expectations and assumptions as reflected in projected financial and operating information depends on a number of factors, some of which are outside the Corporation’s control, including, but not limited to:

●	its ability to economically manufacture and distribute its vehicles at scale and meet customers’ business needs;

●	its ability to obtain sufficient caital and successfully execute its growth strategy, including planned additions to its current manufacturing plant, property and equipment as well as the construction of its additional planned large-scale U.S. manufacturing facility;

●	its ability to manage its growth;

●	its ability to accurately forecast supply and demand;

●	its ability to secure and maintain required strategic supply arrangements;

●	projected improvements in technology

●	rates of adoption of battery electric vehicles by customers in the markets in which it operates;

●	continued availability of favorable regulations and government incentives affecting the industry and markets in which it operates;

●	competition, including from established and future competitors;

●	its ability to attract and retain management or other employees who possess specialized market knowledge and technical skills; and

●	the overall strength and stability of the U.S. and Canadian economies.

Unfavorable changes in any of these or other factors, some of which are beyond the Corporation’s control, could cause actual results to differ materially from the Corporation’s projections and other forward-looking information included in this AIF, and could materially and adversely affect the Corporation’s business, results of operations or financial condition.

Some of the Corporation’s vehicles use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within some of the Corporation’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of the Corporation’s vehicles could occur, which could result in bodily injury or death and could subject the Corporation to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve the Corporation’s vehicles, could materially adversely affect the Corporation’s business, results of operations or financial condition.

In addition, manufacturing of some of the Corporation’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of the Corporation’s current or future facilities. While the Corporation has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt the Corporation’s operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for the Corporation and its products. Such adverse publicity could negatively affect the Corporation’s brand or could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation may not be able to adequately forecast the supply and demand for its vehicles, its manufacturing capacity or its profitability under supply arrangements, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue.

It is difficult to predict the Corporation’s future sales and appropriately budget for the Corporation’s expenses, and the Corporation may have limited insight into trends that may emerge and affect its business. The Corporation will be required to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to customers. If the Corporation fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If the Corporation overestimates manufacturing requirements, its suppliers may have excess inventory, which indirectly would increase the Corporation’s costs. If the Corporation underestimates manufacturing requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of the Corporation’s vehicles and result in delays in shipments and revenues. In addition, lead times for materials and components that the Corporation’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If the Corporation fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.

The Corporation expects its period-to-period operating and financial results to vary based on a multitude of factors, some of which are outside of the Corporation’s control. The Corporation expects its period-to-period financial results to vary based on operating costs, which it anticipates will fluctuate with the pace at which it increases its manufacturing capacity and continues to design, develop and produce new products. In addition, the Corporation’s revenues from period to period may fluctuate as it develops and introduces new vehicles. As a result of these factors, the Corporation believes that quarter-to-quarter comparisons of its operating or financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, the Corporation’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of the Common Shares could fall substantially, either suddenly or over time, which could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

The Corporation may experience significant delays in the design, production and launch of its new products.

The Corporation is still in the development and testing phase with respect to certain of its vehicles, including, among others, the Vicinity Lightning and Vicinity electric trucks. The commercial deliveries of such vehicles are not expected to begin until the second quarter of 2022 (depending on the product) and may occur later or not at all. Any delay in the financing, design, production and launch of any such new vehicles, including future production of the aforementioned all-electric buses and trucks could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact the Corporation’s business, results of operations or financial condition.

The Corporation uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for the Corporation’s products, as well as for subcomponents incorporated in the Corporation’s vehicles could materially adversely affect the Corporation’s business, financial condition and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease the Corporation’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate the Corporation securing alternative shipping suppliers could also increase the Corporation’s costs or otherwise materially adversely affect its business, results of operations or financial condition. Disruptions in the movement of freight caused by the global COVID-19 outbreak are also expected to impact our freight costs and ultimately our results of operations.

The Corporation’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.

The Corporation is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions the Corporation takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, the Corporation is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against the Corporation and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.

The Corporation has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in the Corporation incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.

Pursuing potential strategic alliances, partnerships or investments or acquisitions and/or inorganic growth opportunities is part of the Corporation’s growth strategy. There are risks associated with any strategic partnership or arrangement, the termination or operation of joint ventures or other strategic alliances and pursuing strategic acquisitions or investment opportunities, including:

●	the sharing of confidential information;

●	the diversion of management’s time and focus from operating its business;

●	the use of resources that are needed in other areas of its business;

●	unforeseen costs or liabilities;

●	adverse effects to the Corporation’s existing business relationships with partners and suppliers;

●	litigation or other claims arising in connection with the acquired corporation, investment, partnership or joint venture;

●	the possibility of adverse tax consequences;

●	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired corporation;

●	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired corporation; and

●	in the case of an acquisition, retention and integration of employees from the acquired corporation, and preservation of its corporate culture.

The Corporation may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, the Corporation may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the Common Shares, or result in issuances of securities with superior rights and preferences to the Common Shares or the incurrence of debt with restrictive covenants that limit the Corporation’s future uses of capital in pursuit of business opportunities. The Corporation may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to any such opportunity that are acceptable to it. At this time the Corporation has made no commitments or agreements with respect to any such material transactions.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.

The Corporation reports its financial results in Canadian dollars and a material portion of its sales and operating costs are realized in currencies other than the Canadian dollar. For the year ended December 31, 2020, approximately 20% of the Corporation’s revenues were realized in the United States. The Corporation is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. If the value of any currencies in which sales are realized, particularly the U.S. dollar, depreciates relative to the Canadian dollar, the Corporation’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Corporation’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the Canadian dollar, the Corporation’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between the Corporation’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Corporation’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.

While the Corporation actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Corporation does not have foreign-exchange hedging contracts in place with respect to currencies in which it does business. As a result, there can be no assurance that the Corporation’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Corporation will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

The Corporation’s growth will depend on its ability to successfully attract new customers and secure firm purchase orders from them and to retain existing customers and engage them into additional deployments in the future. Failure to increase sales to both new and existing customers could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

The Corporation’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and secure firm orders from them, its ability to retain existing customers and engage them into additional deployments in the future, and its ability to meet current and new customers’ business needs. Failure to achieve any of the foregoing could materially and adversely affect the Corporation’s business, results of operations or financial condition. The Corporation may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

●	reductions in the Corporation’s existing or potential customers’ spending levels;

●	competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies;

●	discount, pricing and other strategies that may be implemented by its competitors;

●	its ability to execute on its growth strategy;

●	a decline in its customers’ level of satisfaction with its vehicles and services;

●	changes in its relationships with third parties, including its suppliers and other partners;

●	the timeliness and success of new products it may offer in the future; and

●	its focus on long-term value over short-term results, meaning that the Corporation may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.

The Corporation has limited experience servicing its electric bus, the Vicinity Lightning. Failure to address the servicing requirements of its customers could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation has limited experience in servicing its electric bus, the Vicinity Lightning, and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although the Corporation believes the experience it has gained servicing its traditional buses positions it well to service its electric buses and future products, the Corporation has no after-sale experience of maintaining and servicing electric buses for its customers, and there is no guarantee the Corporation will be able to do so. Failure to address the servicing requirements of its customers could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation’s customers will also depend on the Corporation’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. The Corporation’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as the Corporation’s platform. As it continues to grow, additional pressure may be placed on the Corporation’s customer support team, and the Corporation may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. The Corporation may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect the Corporation’s results of operation. If the Corporation is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.

The Corporation’s future growth is dependent upon the busing industries’ and the Corporation’s other customers’ willingness to adopt battery electric vehicles and specifically the Corporation’s vehicles.

The Corporation’s future growth is highly dependent upon the adoption by the commercial busing industries and the Corporation’s other target consumers of, and the Corporation is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that the Corporation expects, or if critical assumptions the Corporation has made regarding the efficiency of its vehicles are incorrect or incomplete, the Corporation’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost;

●	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;

●	the limited range over which electric vehicles may be driven on a single battery charge;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short term declines resulting from adverse weather conditions;

●	the availability of service and charging stations for electric vehicles;

●	concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

●	the availability of alternative fuel vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the environmental consciousness of the busing industries and the Corporation’s other target customers;

●	volatility in the cost of oil and gasoline;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;

●	perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and

●	macroeconomic factors.

For example, it is unknown to what extent any decreases in the cost of diesel fuel may impact the market for electric vehicles. Even if the busing industries and the Corporation’s other target customers adopt battery electric vehicles, the Corporation may be unable to establish and maintain confidence in its long-term business prospects among consumers, analysts and within the industry, and may be subject to negative publicity. The influence of any of the factors described above may cause current or potential customers not to purchase the Corporation’s vehicles and may otherwise materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation’s inability to leverage vehicle and customer data could impact the servicing of its products, its software algorithms and impact research and development operations.

The Corporation relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. The Corporation uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. The Corporation’s inability to obtain this data or the necessary rights to use this data or the Corporation’s inability to properly analyze or use this data could result in the Corporation’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect the Corporation’s business, results of operations or financial condition.

The bus industry and the electric vehicle industry are highly competitive and the Corporation is likely to face competition from a number of sources. The Corporation may not be successful in competing in these industries, which may materially adversely affect its business, results of operations or financial condition.

The North American medium and heavy-duty bus market is highly competitive today and the Corporation expects it will become even more so in the future. The Corporation’s principal competition for their traditional medium and heavy-duty buses come from manufacturers of buses with internal combustion engines powered by diesel and CNG fuels. This includes New Flyer, Nova, Gillig and Rev Group, and other automotive manufacturers. The Corporation cannot assure that customers will choose its vehicles over those of its competitors’ traditional buses. As of the date hereof, few battery electric buses are being sold in the United States or Canada. However, the Corporation expects that an increasing number of competitors will enter the electric vehicle market within the next several years and as they do so the Corporation expects that it will experience significant competition. A number of private and public companies have announced plans to offer battery electric buses, including companies such as GreenPower, Motiv, Lightning Motors and others. Based on publicly available information, a number of these competitors have displayed prototype buses and have announced target availability and production timelines, while others have launched pilot programs in some markets. In addition, the Corporation is aware that potential competitors, including New Flyer, Proterra, GreenPower, Lion Electric and others, are currently manufacturing and selling battery electric buses.

Some of the Corporation’s current and potential competitors may also have greater financial resources, more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than the Corporation does or other competitive advantages relative to the Corporation. Many of the Corporation’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

The Corporation expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include total cost of ownership, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect the Corporation’s business, financial condition and results of operation. There can be no assurances that the Corporation will be able to compete successfully in the markets in which it operates. If the Corporation’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of the Corporation’s vehicles or services, the Corporation may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect the Corporation’s business, results of operations or financial condition.

The unavailability, reduction or elimination of government and economic incentives due to policy changes, government regulation or otherwise, could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or the Corporation’s vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

In particular, demand for the Corporation’s vehicles is influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for the Corporation’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and British Columbia, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state and provincial roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, original equipment manufacturers (“OEMs”), trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than the Corporation has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

The Corporation has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. The Corporation anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. The Corporation’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of the Corporation’s applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive and will cause management to divert time and resources from other aspects of its business. The Corporation cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and the Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect the Corporation’s business, results of operations or financial condition.

While the Corporation plans on manufacturing some of its vehicles in the United States in the future, a majority of its vehicles are currently distributed from its Canadian facility. For the year ended December 31, 2020 and the year ended December 31, 2019, the Corporation’s total sales outside Canada represented approximately 20% and 19%, respectively, of its total sales, and the Corporation intends to continue to expand its operations in the United States by investing in the construction of a large-scale U.S. manufacturing facility and promoting its brand and vehicles in the United States. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (the “CUSMA”), tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, could adversely affect such growth. In particular, the U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have resulted in increased costs for goods imported into the United States. There is no guarantee that further tariffs or additional trade restrictions will not be implemented on a broader range of products or raw materials. The resulting environment could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Corporation’s business, results of operations or financial condition.

The Corporation generally provides a limited warranty against defects for all of its products. In addition, the Corporation may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by the Corporation’s limited warranty. Although the Corporation employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. The Corporation’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the consumer. The Corporation records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact the Corporation’s results of operations of financial condition. Although the Corporation has not to this date made any major product recall, it could in the future be required to make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet the Corporation’s standards, the Corporation fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that the Corporation could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm the Corporation’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.

In addition, purchase agreements with the Corporation’s customers may from time to time contain, in addition to the Corporation’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder. Failure by the Corporation to provide the required levels of performance and availability, even if such failure is the result of factors outside of the Corporation’s control, could result in the Corporation being liable under such contractual arrangements or allow customers to terminate their arrangements with the Corporation.

The Corporation is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent the Corporation from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party vendors or suppliers; (ii) facility security systems, owned by it or its third-party vendors or suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party vendors or suppliers; (iv) the integrated software in the Corporation’s vehicles; or (v) customer or driver data that the Corporation processes or the Corporation’s third-party vendors or suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of the Corporation’s facilities; or affect the performance of transmission control modules or other in-product technology and the integrated software in the Corporation’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.

Although the Corporation maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of the Corporation’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of the Corporation’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect the Corporation’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. The Corporation cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If the Corporation does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, the Corporation’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in the Corporation’s internal control over financial reporting, which may impact the Corporation’s ability to certify its financial results. Moreover, the Corporation’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, the Corporation may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact the Corporation’s manufacturing capacity or production capability, harm its reputation, cause the Corporation to breach its contractual arrangements with other parties or subject the Corporation to regulatory actions or litigation, any of which could materially affect its business, prospects, results of operations or financial condition. In addition, the Corporation’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.

The Corporation also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. The Corporation also works with partners and third-party service providers or vendors that may in the course of their business relationship with the Corporation collect, store and process such data on the Corporation’s behalf and in connection with the Corporation’s products and services. There can be no assurance that any security measures that the Corporation or its third-party service providers, vendors, or suppliers have implemented will be effective against current or future security threats. While the Corporation has developed systems and processes designed to protect the availability, integrity, confidentiality and security of the Corporation’s, the Corporation’s customers’, drivers’, employees’ and others’ data, such security measures or those of its third-party service providers, vendors or suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, the Corporation may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states of the United States and Canada require the Corporation to provide notice to individuals, customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Corporation’s reputation and result in litigation against it, or otherwise materially adversely affect its business, prospects, results of operations or financial condition.

Any unauthorized control or manipulation of the information technology systems in the Corporation’s vehicles could result in loss of confidence in the Corporation and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. The Corporation has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change the Corporation’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and the Corporation’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of the Corporation’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that the Corporation’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect the Corporation’s brand and harm the Corporation’s business, prospects, results of operations or financial condition.

The Corporation’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if the Corporation is unsuccessful in addressing or mitigating technical limitations in its systems, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in the Corporation’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. The Corporation’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise the Corporation’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within the Corporation’s software and hardware. Although the Corporation attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of the Corporation’s customers. Additionally, if the Corporation is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If the Corporation is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, the Corporation may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect the Corporation’s business, results of operations or financial condition.

Interruption or failure of the Corporation’s information technology and communications systems could impact the Corporation’s ability to effectively provide the Corporation’s services.

The availability and effectiveness of the Corporation’s goods and services depend on the continued operation of information technology and communications systems. The Corporation’s systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm the Corporation’s systems. The Corporation utilizes reputable third-party service providers or vendors for the Corporation’s data, and these providers could also be vulnerable to harms similar to those that could damage the Corporation systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of the Corporation’s systems may not be redundant, and the Corporation’s disaster recovery planning cannot account for all eventualities. Any problems with the Corporation’s third-party cloud hosting providers could result in lengthy interruptions in the Corporation’s business. In addition, the Corporation’s products utilize technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in the Corporation’s business or the failure of the Corporation’s systems.

The Corporation is subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and the Corporation’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or adversely affect its business.

Collection, use, disclosure, storage, transmission or other processing of the Corporation’s customers’, employees’ and others’ information in conducting the Corporation’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on the Corporation’s use of such information and hinder the Corporation’s ability to acquire new customers or market to existing customers. The regulatory framework for data privacy and security is rapidly evolving, and the Corporation may not be able to monitor and react to all developments in a timely manner. For example, California requires connected devices to maintain minimum information security requirements. As legislation continues to develop, the Corporation will likely be required to expend significant additional resources to continue to modify or enhance the Corporation’s protective measures and internal processes to comply with such legislation. In addition, non-compliance with these laws or a significant breach of the Corporation’s third-party service providers’ or vendors’ or the Corporation’s own network security and systems could have serious negative consequences for its business and future prospects, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Customers may also object to the Corporation’s or its third party service providers’ or vendors’ collection or processing of certain information, including personal data, which could materially adversely affect the Corporation’s business, results of operations or financial condition.

The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control. Any such variation or decline may negatively influence potential or existing customers’ decisions whether to purchase the Corporation’s vehicles or affect the Corporation’s reputation, or could materially adversely affect its business, results of operations or financial condition.

The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control. Factors such as driver behavior, usage, speed, terrain, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease the Corporation’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions. In addition, the Corporation cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any deterioration above the expected level could affect the Corporation’s reputation or could materially adversely affect its business, results of operations or financial condition.

The Corporation relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage the Corporation’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, prospects, results of operations or financial condition.

Protection of proprietary technology, processes, methods and other intellectual property related to the Corporation is critical to its business. The Corporation relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and the Corporation does not hold any patents related to its business. As a matter of course, the Corporation employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, the Corporation has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, the Corporation enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and the Corporation also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect the Corporation’s intellectual property rights could result in the Corporation’s competitors offering similar products, potentially resulting in the loss of some of the Corporation’s competitive advantage and a decrease in revenue which would adversely affect the Corporation’s business, prospects, financial condition and operating results.

As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to the Corporation’s proprietary technology, in which case the Corporation would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.

Further, the Corporation may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use the Corporation’s information and proprietary technology without authorization or otherwise infringe on the Corporation’s intellectual property and other proprietary rights. The Corporation may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on the Corporation’s business, prospects, results of operations or financial condition regardless of the outcome. As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States and Canada. Policing the unauthorized use of the Corporation’s intellectual property in foreign jurisdictions may be difficult. Therefore, the Corporation’s intellectual property rights may not be as strong or as easily enforced outside of the United States and Canada. Failure to adequately enforce the Corporation’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of the Corporation’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and operating results.

The Corporation has a long sales, production, and technology development cycle for new public transit customers, which may create fluctuations in whether and when revenue is recognized, and may have an adverse effect on the Corporation’s business.

The vast majority of the Corporation’s current and historical sales are to transit agencies that do not procure transit buses every year. The complexity, expense and nature of government procurement processes result in a lengthy customer acquisition and sales process. It can take the Corporation years to attract, obtain an award of contract from, contract with, and recognize revenue from the sale of a vehicle to a new customer, if the Corporation is successful at all. Before awarding an order for transit buses, transit agencies generally conduct a comprehensive and competitive proposal process based on a variety of criteria, including technical requirements, reliability, reputation and price. Even if the Corporation is awarded an order, the actual realization and timing of revenue is subject to various contingencies, many of which are beyond the Corporation’s control, including the customer’s interpretation of technical or performance requirements for acceptance, timing and conditions of customer acceptance, and the customer’s reduction, modification or termination of an order. A customer is not obligated to purchase the transit buses and may cancel or modify an award prior to entering into a contract or purchase order with the Corporation. The Corporation may experience customer cancellations or modifications of awards. Prior to entering into a contract or purchase order with the Corporation, a customer can cancel or modify an award for a variety of reasons, including as a result of improvements in the Corporation’s technology or the technology of the Corporation’s competitors between the dates of award and signed contract, or as the result of a successful bid protest.

The Corporation’s sales and production cycle for a transit customer can be a long and time-consuming process. The initial sales process from first engagement to award typically ranges from 6 to 18 months. The award of a proposal is typically followed by a pre-production process where the design and specifications of the customized buses are mutually agreed and the Corporation negotiates a final contract and purchase order with the customer. Procurement of parts and production typically follow this final agreement between the Corporation and the customer. Once a bus is fully manufactured, the customer performs a final inspection and determines whether to accept delivery of the bus, at which time the Corporation recognizes revenue on the sale. The length of time between a customer award and vehicle acceptance typically varies between 9 and 24 months, depending on product availability, production capacity and the pre-delivery and post-delivery inspection process by the customer which often results in additional changes to the transit bus after manufacturing completion, re-works, further product validation and acceptance periods and additional costs to the Corporation that the Corporation may not be able to recover. Consequently, the Corporation may invest significant resources and incur substantial expenses before a customer accepts a bus order and these expenses may not be recovered at all if a customer does not accept the completed bus, the bus requires costly modifications or the Corporation extends additional warranties. For instance, the Corporation creates a bill of materials and obtains the appropriate parts for each customized bus for a customer, which can result in excessive inventory risk if a customer changes or cancels the order. In addition, the Corporation may devote significant management effort to develop potential relationships that do not result in bus orders, acceptance of the bus as delivered, and the corresponding recognition of revenue, and the diversion of that effort may prevent the Corporation from pursuing other opportunities. As a result, the Corporation’s long sales and development cycle may subject the Corporation to significant risks that could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s business could be adversely affected from an accident or safety incident involving the Corporation’s transit buses.

An accident or safety incident involving one of the Corporation’s transit buses could expose the Corporation to significant liability and a public perception that the Corporation’s transit buses and products are unsafe or unreliable. The Corporation’s agreements with customers contain broad indemnification provisions, and in the event of a major accident, the Corporation could be subject to significant personal injury and property claims that could subject the Corporation to substantial liability. While the Corporation maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and the Corporation may be forced to bear substantial losses from an accident or safety incident. In addition, any accident or safety incident involving one of the Corporation’s buses, even if fully insured, could harm the Corporation’s reputation and result in a loss of future customer demand if it creates a public perception that the Corporation’s transit buses are unsafe or unreliable as compared to those offered by other transit bus manufacturers or other means of transportation. While the Corporation has not experienced significant accident or safety incidents involving its transit buses, the Corporation has experienced malfunctions, such as thermal events and a bus fire related to low voltage wiring. Also, any accident or safety incident involving the buses of the Corporation’s competitors could result in reduced customer demand if it creates a public perception that bus transit in general is unsafe or unreliable. There are also risks particular to the operation of electric transit buses, and the Corporation’s business could be adversely affected by an accident or safety incident involving the Corporation’s battery systems, electrification and charging solutions, fleet and energy management systems or electric transit buses. Such an incident could expose the Corporation to significant liability and a public perception that the Corporation’s electric transit buses are unsafe or unreliable. As a result, any accident or safety incident involving the Corporation’s buses, or the buses of the Corporation’s competitors, could materially and adversely affect the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s work with government customers exposes it to unique risks inherent in government contracting.

The Corporation must comply with and is affected by laws and regulations relating to the award, administration and performance of government contracts. Government contract laws and regulations affect how the Corporation does business with its customers and impose certain risks and costs on its business. A violation of specific laws and regulations by the Corporation, its employees, or others working on its behalf could harm its reputation and result in the imposition of fines and penalties, the termination of the Corporation’s contracts, suspension or debarment from bidding on or being awarded contracts and civil or criminal investigations or proceedings.

The Corporation’s performance under its contracts with government entities and its compliance with the terms of those contracts and applicable laws and regulations are subject to periodic audit, review and investigation by various agencies of the government. If such an audit, review or investigation uncovers a violation of a law or regulation or improper or illegal activities relating to the Corporation’s government contracts, the Corporation may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, withholding of payments, suspension of payments, fines and suspension or debarment from contracting with government agencies. There is inherent uncertainty as to the outcome of any audit, review or investigation. If the Corporation incurs a material penalty or administrative sanction or otherwise suffers harm to its reputation, its business, prospects, financial condition or operating results could be adversely affected.

Further, if a government regulatory authority were to initiate suspension or debarment proceedings against the Corporation as a result of a conviction or indictment for illegal activities, the Corporation may lose its ability to be awarded contracts in the future or receive renewals of existing contracts for a period of time. The Corporation could also suffer harm to its reputation if allegations of impropriety were made against the Corporation, which would impair the Corporation’s ability to win awards of contracts in the future or receive renewals of existing contracts. Inability to be awarded contracts in the future or receive renewal of existing contacts could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

If the Corporation is unable to obtain bid bonds, performance bonds or letters of credit required by public transit agencies or other customers, the Corporation’s ability to obtain future projects could be negatively affected.

The Corporation has in the past been, and may in the future be, required to provide bid bonds or performance bonds to secure its performance under customer contracts or, in some cases, as a prerequisite to submitting a bid on a potential project. The Corporation’s continued ability to obtain these bonds will depend primarily upon its capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider these factors in relation to the amount of the Corporation’s awards and their underwriting standards, which may change from time to time. Surety companies also require that the Corporation collateralize a percentage of the bond with cash or other form of credit enhancement. With a decreasing number of insurance providers in that market, it may be difficult to find sureties who will continue to provide contract-required bonding on acceptable terms and conditions, or at all. Furthermore, events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future or being available only at a significantly greater cost.

In addition, some of the Corporation’s customers also require collateral guarantees in the form of letters of credit to secure performance or to fund possible damages in the event of default under the Corporation’s contracts with them. If the Corporation enters into agreements that require the issuance of letters of credit, the Corporation’s liquidity could be negatively impacted. The Corporation’s inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into agreements, could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s businesses rely heavily on its specialized sales personnel and technical sales support to market and sell its products. If the Corporation is unable to effectively hire, train, manage and retain its sales personnel, its business may be adversely impacted.

The success of the Corporation’s businesses largely depends on the Corporation’s ability to hire, train and manage its sales personnel who have experience with and connections to the public and other transit agencies and commercial vehicle OEMs that are the Corporation’s current and potential customers. Because the Corporation employs a small and specialized sales force, the loss of any member of the Corporation’s sales team or technical sales support professionals could weaken its sales expertise and its customer reach, and adversely affect the Corporation’s business, and the Corporation may not be able to find adequate replacements on a timely basis, or at all. Moreover, there are no assurances that the Corporation will be able to maintain a sufficient level of sales personnel to effectively meet its needs as its business continues to grow.

Competition for sales personnel who are familiar with and trained to sell the Corporation’s products and services continues to be strong. The Corporation trains its sales personnel to better understand its existing and new product technologies and how they can be positioned against the Corporation’s competitors’ products. The Corporation also trains its sales personnel to be adept at working with long sales cycles characteristic of public agency customers and commercial vehicle manufacturers, as well as the special requirements attendant to each.

These initiatives are intended to improve the productivity of the Corporation’s sales personnel and the Corporation’s revenue and profitability. It takes time for the sales professionals to become productive following their hiring and training and there can be no assurance that sales representatives will reach adequate levels of productivity, or that the Corporation will not experience significant levels of attrition in the future. Measures the Corporation implements to improve productivity may not be successful and may instead contribute to instability in the Corporation’s operations, departures from the Corporation’s sales and technical support organizations, or reduce the Corporation’s revenue or profitability, and harm its business.

Regulations related to “conflict minerals” may force the Corporation to incur additional expenses, may make the Corporation’s supply chain more complex and may result in damage to the Corporation’s reputation with customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether such minerals originate from the Democratic Republic of Congo and adjoining countries, or come from recycled or scrap sources. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of heavy-duty electric vehicles, including the Corporation’s products. While these requirements continue to be subject to administrative uncertainty, the Corporation will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in the Corporation’s products. Since the Corporation’s supply chain is complex, the Corporation may not be able to sufficiently verify the origins for these minerals and metals used in the Corporation’s products through the due diligence procedures that the Corporation implements, which may harm its reputation. In such event, the Corporation may also face difficulties in satisfying customers who require that all of the components of the Corporation’s products are certified as conflict mineral free.

Failure to comply with anti-corruption, anti-money laundering and sanction laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”) and similar laws associated with the Corporation’s activities outside of the United States, could subject the Corporation to penalties and other adverse consequences.

The Corporation is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act of 2010, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), U.S. and foreign laws relating to economic sanctions, including the laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and may be subject to other anti-bribery, anti-money laundering and sanctions laws in countries in which the Corporation conducts activities. The Corporation faces significant risks if the Corporation fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. The Corporation may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and the Corporation can be held liable for the corrupt or other illegal activities of these third- party intermediaries, the Corporation’s employees, representatives, contractors, partners and agents, even if the Corporation does not explicitly authorize such activities. The Corporation has implemented an anti-corruption compliance program but cannot assure you that all of its employees and agents, as well as those companies to which the Corporation outsources certain of its business operations, will not take actions in violation of the Corporation’s policies and applicable law, for which the Corporation may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-corruption, anti-money laundering and other applicable laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges or severe criminal or civil sanctions, which could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Cancellations, reductions or delays in customer orders or customer breaches of purchase agreements may adversely affect the Corporation’s results of operations.

The Corporation provides products to its customers for which the Corporation is customarily not paid in advance. The Corporation relies on the creditworthiness of its customers to collect on its receivables from them in a timely manner after it has billed for products previously provided. While the Corporation generally provides products pursuant to a written contract which determines the terms and conditions of payment to it by its customers, it is possible that customers may dispute an invoice and delay, contest or not pay the Corporation’s receivable. The Corporation’s failure to collect its receivables could adversely affect its cash flows and results of operations and, in certain cases, could cause the Corporation to fail to comply with the financial covenants under its outstanding debt.

Fuel shortages, or high prices for fuel, could have a negative effect on sales of the Corporation’s products.

Gasoline or diesel fuel is required for the operation of most of the Corporation’s vehicles and there is no assurance that the supply of these petroleum products will continue uninterrupted or that the price of or tax on these petroleum products will not significantly increase. High fuel costs generally drive greater demand for better fuel economy and substantial increases in the price of fuel have had a material adverse effect on the specialty vehicle industry as a whole in the past and could have a material adverse effect on the Corporation’s business in the future. Fluctuations in fuel prices have also historically negatively impacted consumer confidence and increased customer preferences for alternative fuel vehicles, only some of which the Corporation produces. The Russia-Ukraine conflict could increase instability in fuel prices.

Russia Ukraine Conflict

In February 2022, Russian military forces invaded Ukraine. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy.

In addition, certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy. As part of the sanctions package, the German government paused the certification process for the 1,200 km Nord Stream 2 natural gas pipeline that was built to carry natural gas from Russia to Germany. Russia is a major exporter of oil and natural gas. Disruption of supplies of oil and natural gas from Russia could cause a significant worldwide supply shortage of oil and natural gas and have a significant impact on worldwide prices of oil and natural gas. A lack of supply and high prices of oil and natural gas could have a significant adverse impact on the world economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain and could have an adverse impact on the Corporation’s business and results of operation.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

●	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

●	recommendations by securities research analysts;

●	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

●	addition to or departure of the Corporation’s executive officers, directors and other key personnel;

●	release or expiration of transfer restrictions on outstanding Common Shares (including Common Shares subject to lock-up restrictions);

●	sales or perceived sales of additional Common Shares;

●	operating and financial performance that vary from the expectations of management, securities analysts and investors;

●	regulatory changes affecting the Corporation’s industry generally and its business and operations;

●	announcements of developments and other material events by the Corporation or its competitors;

●	fluctuations to the costs of vital production materials and services;

●	changes in global financial markets and global economies and general market conditions, such as interest rates;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

●	litigation or regulatory action against us;

●	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies;

●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

●	current and future global economic, political and social conditions, including the COVID-19 pandemic.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.

Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.

Subject to compliance with applicable securities laws, sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares or securities convertible into Common Shares intend to sell Common Shares, could reduce the prevailing market price of our Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Common Shares being sold in the public market, and reduced long-term holdings of Common Shares by our management and employees.

If securities or industry analysts do not publish research or reports about the Corporation’s business, or if they downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation or its business. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Corporation’s stock or publish inaccurate or unfavorable research about the Corporation’s business, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.

The Corporation incurs increased costs as a result of being a public company in the United States and Canada, and management is required to devote substantial time to public company compliance efforts.

As a public company in the United States, the Corporation incurs additional legal, accounting, Nasdaq, reporting and other expenses that the Corporation does not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of the Corporation’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Corporation’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Corporation’s business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

If the Corporation’s efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Corporation and its business may be adversely affected. As a public company in the United States, it is more expensive for the Corporation to obtain director and officer liability insurance, and the Corporation will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Corporation to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”), requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation is required to furnish a report by our management on its internal control over financial reporting (“ICFR”), which, if or when the Corporation is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation needs to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the Corporation’s efforts, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that the Corporation’s ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in the Corporation’s ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Corporation’s consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. For example, the Corporation intends to utilize exemptions under Nasdaq listing standards from the requirement to have fully independent compensation and nominating and corporate governance committees, as defined under Nasdaq rules. In addition, the Corporation does not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under Nasdaq listing standards, as permitted for foreign private issuers. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Following the completion of the Offering, the Corporation may cease to qualify as a foreign private issuer. If the Corporation ceases to qualify, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase its costs of being a public Corporation in the United States.

The Corporation will be relying on the one-year phase in period for its audit committee composition under Nasdaq and SEC rules.

Under Nasdaq listing standards and SEC rules, the Corporation is required to have a fully independent audit committee, subject to limited exceptions and phase-in periods. Currently, two of its three audit committee members are independent under Nasdaq listing standards and SEC rules for foreign private issuers. The Corporation intends to appoint one additional independent director to its audit committee to replace the non-independent director within one year following the listing of the Common Shares on Nasdaq pursuant to the applicable Nasdaq and SEC phase-in provisions for initial public offerings. During this phase-in period, the Corporation’s shareholders may not have the same protections afforded to shareholders of companies of which the audit committee is fully independent. If, within the phase-in period, the Corporation is not able to appoint an additional director who is independent and would otherwise meet Nasdaq’s audit committee composition requirements, or otherwise comply with the Nasdaq listing requirements, the Corporation may be subject to enforcement actions by Nasdaq and the Common Shares may be subject to delisting.

The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Shares pursuant to the Registration Statement; (iii) the date on which it has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date it qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after it has been a reporting company in the United States for at least 12 months. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if it relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the BCBCA and other relevant laws, which may affect the rights of shareholders differently than those of a Corporation governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the BCBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the BCBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is a Canadian corporation and most of its directors and officers reside or are organized in Canada, it may be difficult for United States shareholders to effect service on the Corporation, and it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Corporation is governed by the BCBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Corporation’s assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If a United States person is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because the Corporation’s group includes one or more non-U.S. subsidiaries, the Corporations expects that certain of its non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not it is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether it makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Corporation cannot provide any assurances that it will assist investors in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the Common Shares.

The Corporation may be a passive foreign investment Corporation, which may result in adverse U.S. federal income tax consequences for U.S. Holders of the Common Shares.

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of its assets are held for the production of, or produce, passive income, the Corporation would be characterized as a passive foreign investment Corporation (“PFIC”) for U.S. federal income tax purposes. The Corporation’s status as a PFIC may also depend on how quickly it uses the cash proceeds from this Offering in its business. Based on the nature of the Corporation’s income and the value and composition of its assets, the Corporation does not believe it was a PFIC during the taxable year ended December 31, 2020. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If it is characterized as a PFIC, its shareholders who are U.S. Holders (as such term is defined under U.S. federal income tax laws) may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, the Corporation does not intend to provide the information necessary for U.S. Holders to make QEF elections if it is classified as a PFIC.

DIVIDENDS AND DISTRIBUTIONS

The Corporation has not declared or paid dividends since incorporation and has no present intention to declare or pay any dividends in the foreseeable future. Dividends paid by the Corporation would be subject to tax and, potentially, withholdings. Any decision to declare or pay dividends will be made by the Corporation’s Board of Directors based upon the Corporation’s earnings, financial requirements and other conditions existing at such future time.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

As at the date hereof, the Corporation’s authorized capital consists of an unlimited number of Common Shares of which 39,693,379 Common Shares are issued and outstanding.

The holders of common shares of the Corporation are entitled to dividends, if, as and when declared by the Board of Directors of each respective Corporation, to receive notice of and attend all meetings of shareholders of each respective Corporation, to one vote per common share at such meetings and, upon liquidation, to ratably receive such assets of each respective Corporation as are distributable to the holders of the common shares. There are no conversion or exchange rights attaching to the Common Shares, nor are there any sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or any other material restrictions, nor are there any provisions requiring a shareholder to contribute additional capital. All issued and outstanding common shares of the Corporation are fully paid and non-assessable.

Options

The stock option plan of the Corporation (the “Stock Option Plan”) provides for the grant of incentive stock options (“Options”) to eligible individuals in accordance with the terms of the Stock Option Plan. The Stock Option Plan was approved by the Corporation’s shareholders at its most recent annual general meeting held on December 10, 2021.

The Stock Option Plan is a 10% rolling stock option plan implemented to provide effective incentives to directors, senior officers, employees, consultants, consultant Corporation or management Corporation employees of the Corporation and its subsidiaries, or an eligible charitable organization (collectively “Eligible Persons”) and to provide Eligible Persons the opportunity to participate in the success of the Corporation by granting to such individuals options, exercisable over periods of up to ten years, as determined by the Board, to buy shares of the Corporation at a price equal to the Market Price (as defined in the Stock Option Plan) prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the TSXV and approved by the Board.

The Stock Option Plan provides that the aggregate number of Common Shares which may be available for issuance under the Stock Option Plan will not exceed 10% of the total number of Common Shares issued and outstanding from time to time, less the number of Common Shares issuable pursuant to the Restricted Stock Unit Plan (the “RSU Plan”) and Deferred Share Unit Plan (the “DSU Plan”).

A copy of the Stock Option Plan is included as Schedule “A” to the Management Information Circular dated November 2, 2021 (the “Information Circular”), filed and available on SEDAR at www.sedar.com.

As at the date of this Annual Information Form, the Corporation has 1,593,324 Options outstanding.

Restricted Share Units

As at the date of this Annual Information Form, there were 166,000 restricted share units (“RSUs”) issued and outstanding under the Corporation’s RSU Plan (subject to fractional rounding). A description of the principal aspects of the RSU Plan is included in the Information Circular, filed and available on SEDAR at www.sedar.com

Deferred Share Units

As at the date of this Annual Information Form, there were 170,792 deferred share units (“DSUs”) issued and outstanding under the Corporation’s DSU Plan. A description of the principal aspects of the DSU Plan is included in the Information Circular, filed and available on SEDAR at www.sedar.com

Warrants

The Corporation may issue share purchase warrants from time to time entitling the holder thereof to purchase Common Shares. As at the date of this Annual Information Form, the Corporation has 6,985,082 common share purchase warrants outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the TSXV under the symbol “VMC”, the OTCQX under the symbol “BUSXF” and the FSE under the symbol “6LG”. On March 29, 2022, the last trading day before the date of this AIF, the closing price of the Common Shares on the TSX-V was C$2.99. The following tables sets forth information relating to the trading of the Common Shares on the TSXV for the dates indicated (pre-Consolidation and post-Consolidation).

TSXV Price Range (in C$)(1)
Month	High	Low	Total Volume
2022
March 1 to March 29, 2022	4.48	2.87	4,657,901
February 2022	5.38	4.05	2,487,235
January 2022	4.97	3.59	1,467,958
2021
December 2021	5.46	3.88	1,364,723
November 2021	5.40	4.19	1,576,201
October 2021	8.70	4.84	2,384,268
September 2021	6.30	5.11	1,057,155
August 2021	8.19	6.00	854,779
July 2021	10.15	6.71	1,874,102
June 2021	8.32	6.34	1,540,397
May 2021	7,40	5.07	1,793,736
April 2021	10.45	7.27	1,665,910
March 29 – 31, 2021	7.94	7.27	203,269

(1)	Presented on a post-Consolidation basis.

TSXV Price Range (in C$)(1)
Month	High	Low	Total Volume
March 1– 26, 2021	3.2	2.08	8,933,594
February 2021	4.0	2.81	10,596,680
January 2021	4.59	1.61	27,694,885

(1)	Presented on a pre-Consolidation basis. Prior to the Consolidation, the Common Shares were trading on the TSXV under the symbol “BUS.”

The following table sets forth information relating to the trading of the Common Shares on Nasdaq for the months indicated.

	Nasdaq Price Range (in US$)(1)
Month	High	Low	Total Volume
2022
March 1 to March 29, 2022	3.78	2.14	6,721,619
February 2022	4.29	3.12	1,634,319
January 2022	3.92	2.84	1,301,466
2021
December 2021	4.30	3.0363	1,697,730
November 2021	4.3284	3.26	2,381,223
October 2021	6.9265	3.90	4,245,031
September 2021	5.00	3.93	572,214
August 2021	6.53	4.64	780,896
July 7- July 31, 2021	8.15	5.27	727,731

 (1) The Common Shares commenced trading on Nasdaq on July 7, 2021.

Prior Sales

The following table summarizes details of the Common Shares and securities that are convertible or exchangeable into Common Shares issued by the Corporation during the financial year ended December 31, 2021, and to the date of this AIF. The Common Share figures in the following table are presented on a pre-Consolidation basis until December 31, 2021 because during the year, the Corporation consolidated its Common Shares on a 3:1 basis on March 29, 2021. Common Share issuances from January 1, 2022 onward are on a post-consolidated basis.

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security		Aggregate Issue Price		Nature of consideration
March 28, 2022	4,444,445	Common Shares	US$	2.70		12,000,001	Prospectus Offering
March 28, 2022	4,444,445	Warrants		n/a		n/a	Prospectus Offering
March 28, 2022	133,333	Agent Warrants		n/a		n/a	Agent Compensation
January 21, 2022	34,721	Common Shares	US$	3.0668		106,482	ATM Offering
January 20, 2022	12,050	Common Shares	US$	3.1676		36,170	ATM Offering
January 19, 2022	29,020	Common Shares	US$	3.2252		93,595	ATM Offering
January 18, 2022	38,001	Common Shares	US$	3.1967		121,478	ATM Offering
January 14, 2022	29,694	Common Shares	US$	3.3208		98,608	ATM Offering
January 13, 2022	46,323	Common Shares	US$	3.4023		157,605	ATM Offering
January 12, 2022	10,000	Common Shares	US$	3.4767		34,767	ATM Offering
January 11, 2022	12,467	Common Shares	US$	3.5003		43,638	ATM Offering
January 10, 2022	3,106	Common Shares	US$	3.5477		11,019	ATM Offering
January 7, 2022	10,316	Common Shares	US$	3.6586		37,742	ATM Offering
January 6, 2022	6,632	Common Shares	US$	3.7502		24,871	ATM Offering
January 5, 2022	43,721	Common Shares	US$	3.7864		165,545	ATM Offering
January 4, 2022	20,057	Common Shares	US$	3.4097		68,388	ATM Offering
January 3, 2022	6,447	Common Shares	US$	3.4820		22,448	ATM Offering
Pre- consolidation
Dec 31, 2021	40,809	Common Shares	US$	1.17	US$	47,787	ATM Offering
Dec 30, 2021	114,576	Common Shares	US$	1.17	US$	134,256	ATM Offering
Nov 18, 2021	4,998	Common Shares	C$	1.44	C$	7,197	Option exercise
October 25, 2021	11,971,830	Common Shares	US$	1.42	US$	16,999,999	Prospectus Offering

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security		Aggregate Issue Price		Nature of consideration
October 25, 2021	5,985,915	Warrants		n/a		n/a	Prospectus Offering
October 8, 2021	32,118	Common Shares	US$	1.81	US$	58,136	ATM Offering
October 7, 2021	6,921	Common Shares	US$	1.85	US$	12,800	ATM Offering
October 6, 2021	176,472	Common Shares	US$	1.87	US$	330,202	ATM Offering
October 5, 2021	1,236,000	Warrants		n/a		n/a	Issued as part of Debenture Units
August 12, 2021	57,000	Common Shares	C$	0.50	C$	28,500	Option Exercise
August 10, 2021	3,000	Common Shares	C$	0.50	C$	1,500	Option Exercise
June 18, 2021	12,216	Common Shares	C$	1.50	C$	18,324	Warrant Exercise
June 18, 2021	47,094	Common Shares	C$	1.50	C$	70,641	Warrant Exercise
June 17, 2021	285,993	Common Shares	C$	1.50	C$	428,989.50	Warrant Exercise
June 16, 2021	1,535,046	Common Shares	C$	1.50	C$	2,302,569	Warrant Exercise
June 15, 2021	11,202	Common Shares	C$	1.50	C$	16,803	Warrant Exercise
June 14, 2021	107,142	Common Shares	C$	1.50	C$	160,713	Warrant Exercise
June 11, 2021	100,368	Common Shares	C$	1.50	C$	150,552	Warrant Exercise
June 10, 2021	173,748	Common Shares	C$	1.50	C$	260,622	Warrant Exercise
June 9, 2021	182,988	Common Shares	C$	1.50	C$	274,482	Warrant Exercise
June 8, 2021	75,615	Common Shares	C$	1.50	C$	113,422.50	Warrant Exercise
June 7, 2021	9,684	Common Shares	C$	1.50	C$	14,526	Warrant Exercise
June 4, 2021	118,497	Common Shares	C$	1.50	C$	177,745.5	Warrant Exercise
June 3, 2021	129,996	Common Shares	C$	1.50	C$	194,994	Warrant Exercise
June 2, 2021	19,998	Common Shares	C$	1.50	C$	29,997	Warrant Exercise
June 2, 2021	156,066	Common Shares	C$	1.50	C$	234,099	Warrant Exercise
June 1, 2021	171,474	Common Shares	C$	1.50	C$	257,211	Warrant Exercise
May 31, 2021	74,997	Common Shares	C$	1.50	C$	112,495.50	Warrant Exercise
May 28, 2021	274,998	Common Shares	C$	1.50	C$	412,497	Warrant Exercise
May 28, 2021	337,293	Common Shares	C$	1.5	C$	505,939.50	Warrant Exercise
May 26, 2021	84,096	Common Shares	C$	1.50	C$	126,144	Warrant Exercise
May 25, 2021	90,375	Common Shares	C$	1.50	C$	135,562.50	Warrant Exercise
May 21, 2021	28,035	Common Shares	C$	1.50	C$	42,052.50	Warrant Exercise

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security		Aggregate Issue Price		Nature of consideration
May 20, 2021	107,496	Common Shares	C$	1.50	C$	161,244	Warrant Exercise
May 3, 2021	126	Common Shares	C$	1.50	C$	189	Warrant Exercise
April 27, 2021	166,000	RSUs(2)		n/a		n/a	RSU Award
April 27, 2021	60,000	Options(3)		n/a		n/a	Option Award
April 21, 2021	4,998	Common Shares	C$	1.50	C$	7,497	Warrant Exercise
April 20, 2021	137,449	Common Shares	C$	1.50	C$	206,248.50	Warrant Exercise
April 19, 2021	24,996	Common Shares	C$	1.50	C$	37,494	Warrant Exercise
April 16, 2021	12,501	Common Shares	C$	1.50	C$	18,751.50	Warrant Exercise
April 16, 2021	7,500	Common Shares	C$	1.50	C$	11,250	Warrant Exercise
April 14, 2021	2,499	Common Shares	C$	1.50	C$	3,748.50	Warrant Exercise
April 12, 2021	47,496	Common Shares	C$	1.50	C$	71,244	Warrant Exercise
April 8, 2021	3,000	Common Shares	C$	1.50	C$	4,500	Warrant Exercise
April 8, 2021	74,994	Common Shares	C$	1.50	C$	112,491	Warrant Exercise
April 7, 2021	38,085	Common Shares	C$	1.50	C$	57,127.50	Warrant Exercise
April 6, 2021	18,999	Common Shares	C$	1.50	C$	28,498.50	Warrant Exercise
April 1, 2021	1,998	Common Shares	C$	1.50	C$	2,997	Warrant Exercise
March 29, 2021	52,724	Common Shares	C$	1.50	C$	79,086	Warrant Exercise
March 24, 2021	2,500	Common Shares	C$	1.50	C$	3,750	Warrant Exercise
March 22, 2021	30,000	Common Shares	C$	1.50	C$	45,000	Warrant Exercise
March 19, 2021	14,400	Common Shares	C$	1.50	C$	21,600	Warrant Exercise
March 18, 2021	17,700	Common Shares	C$	1.50	C$	26,550	Warrant Exercise
March 18, 2021	750,000	Common Shares	C$	0.38	C$	285,000	Warrant Exercise
March 17, 2021	3,750	Common Shares	C$	1.50	C$	5,625	Warrant Exercise
March 10, 2021	300,000	Common Shares	C$	0.38	C$	114,000	Warrant Exercise
March 10, 2021	25,000	Common Shares	C$	1.50	C$	37,500	Warrant Exercise

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security		Aggregate Issue Price		Nature of consideration
March 8, 2021	300,000	Options(4)	C$	n/a		n/a	Option Award to Officer
March 8, 2021	50,000	Common Shares	C$	0.52	C$	26,000	Option Exercise
March 3, 2021	6,500	Common Shares	C$	1.50		49,750	Warrant Exercise
March 1, 2021	100,000	Common Shares	C$	0.58		58,000	Option Exercise
Feb 22, 2021	62,500	Common Shares	C$	1.50		93,750	Warrant Exercise
Feb 2, 2021	15,000	Common Shares	C$	1.44		21,600	Option Exercise
Feb 1, 2021	125,000	Options(5)	C$	n/a		n/a	Investor Relations
Jan 28, 2021	50,000	Common Shares	C$	0.78		39,000	Option Exercise
Jan 27, 2021	15,000	Common Shares	C$	1.44		21,600	Option Exercise
Jan 20, 2021	25,000	Common Shares	C$	0.50		12,500	Option Exercise
Jan 20, 2021	150,000	Common Shares	C$	0.58		87,000	Option Exercise
Jan 15, 2021	50,000	Common Shares	C$	0.78		39,000	Option Exercise
Jan 12, 2021	25,000	Common Shares	C$	0.40		10,000	Option Exercise
Jan 12, 2021	200,000	Common Shares	C$	0.80		160,000	Option Exercise
Jan 12, 2021	1,000,000	Options(6)	C$	n/a		n/a	External Consulting Fees
Jan 12, 2021	15,000	Common Shares	C$	0.78		11,700	Option Exercise
Jan 7, 2021	10,000	Common Shares	C$	0.50		5,000	Option Exercise

(1)	Presented on a pre-Consolidation basis for dates December 31, 2021 and earlier.
(2)	Each RSU will vest into Common Shares upon the achievement of certain individual performance milestones.
(3)	Each five year option is exercisable at a price of C$7.24 per Common Share. 1/6 of these options will vest every six months over three years.
(4)	Each five year option is exercisable at a price of C$2.40 per Common Share. 1/6 of these options will vest every six months over three years.
(5)	Each five year option is exercisable at a price of C$3.12 per Common Share. These options vest in 5 increments over one year.
(6)	Each five year option is exercisable at a price of C$2.17 per Common Share. These options vested on the date of issuance.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at the date hereof, none of the Corporation’s securities are subject to escrow or subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out, as at the date hereof, for each of the directors and executive officers of the Corporation, the person’s name, province and country of residence, their respective positions and offices held, the date on which the person became a director, his or her principal occupation and previously held positions for the last five years, and the number and percentage of Common Shares beneficially owned, controlled or directed, directly or indirectly. Our directors are expected to hold office until our next annual meeting of shareholders. Our directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of shareholders.

Name and Municipality of Residence	Principal Occupations for the Last Five Years	Period(s) during which each director has served as a director of the Corporation	Number and Percent of Voting Securities(3)
William Trainer Langley, BC, Canada Chief Executive Officer, President and Director	Chief Executive Officer of the Corporation	December 4, 2012 to present	1,425,041(4)	3.59%
Joseph Miller(1)(2) Surrey, BC, Canada Chairman and Director	Commercial Real Estate Developer	December 4, 2012 to present	1,908,819(5)	4.81%
John LaGourgue(1) Surrey, BC, Canada VP Corporate Development and Director	VP Corporate Development and Director of the Corporation	June 21, 2016 to present	257,374(6)	0.65%
Andrew Imanse Orange County, CA, USA Director	Independent Corporate Advisor	October 13, 2015 to present	91,133(7)	0.23%
Christopher Strong (1)(2) Fort Worth, TX, USA Director	Independent Corporate Advisor	May 29, 2018 to present	Nil(8)	N/A
James White Toronto, ON, Canada Director	Managing Partner, Baynes & White, Toronto, ON	September 23, 2019 to present	385,271(9)	0.97%
Danial Buckle Vancouver, BC, Canada Chief Financial Officer	Chief Financial Officer of the Corporation (2018- 2021) Finance Director and Corporate Secretary of Fortress Paper Ltd. (2009 – 2017)	December 4, 2020 to present	99,300(10)	0.25%
Manuel Achadinha Victoria, BC, Canada Chief Operating Officer	Chief Operating Officer of the Corporation (March 2021) President and CEO of BC Transit from 2008 to 2018	March 8, 2021	Nil(11)	N/A

Notes:

(1)	Denotes a member of the Audit Committee.

(2)	Denotes a member of the Compensation Committee.

(3)	Based on 39,693,379 Common Shares issued and outstanding as of the date of this AIF.

(4)	In addition, Mr. Trainer holds 283,333 Options, 16,666 Warrants and 166,000 RSUs.

(5)	In addition, Mr. Miller holds 23,478 DSUs and 83,333 Options.

(6)	In addition, Mr. LaGourgue holds 1,567 DSUs and 46,666 Options.

(7)	In addition, Mr. Imanse holds 16,666 Options.

(8)	In addition, Mr. Strong holds 99,999 Options and 19,824 DSUs

(9)	In addition, Mr. White holds 16,174 DSUs, 33,332 Options and 35,000 Warrants.

(10)	In addition, Mr. Buckle holds 129,999 Options.

(11)	In addition, Mr. Achandinha holds 100,000 Options.

Cease Trade Orders and Bankruptcies

None of our directors or executive officers is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any Corporation (including us) that, while that person was acting in that capacity, or after that person ceased to act in such capacity but resulting from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the Corporation access to any exemption under securities legislation in each case for a period of more than 30 consecutive days.

Except as disclosed herein, none of our directors, or executive officers, or to our knowledge, our shareholders holding a sufficient number of securities to affect materially the control of our Corporation (i) is as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any Corporation (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Penalties or Sanctions

None of our directors or executive officers, or to our knowledge, our shareholders holding a sufficient number of securities to affect materially the control of our Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest between us and our directors, executive officers or other members of management as a result of their outside business interests as at the date of this AIF. However, as certain of our directors and officers also serve as directors and officers of other companies, it is possible that a conflict of interest may arise between their duties to us and their duties to such other companies. See “Directors and Officers” and “Interest of Management and Others in Material Transactions”.

PROMOTERS

No person will be, or has been within the two most recently completed financial years or during the current financial year, a promoter of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not party to any legal proceedings or regulatory actions and no such proceedings are known to the Corporation to be contemplated as at the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of (i) the directors or executive officers of the Corporation, (ii) the shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the voting securities of the Corporation, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three years before the date of this AIF or in any proposed transaction that has materially affected or is reasonably expected to mat

Related Party Transactions

The Corporation has not engaged in any Non-Arm’s Length Party transactions since its incorporation, other than those set out in the Financial Statements.

AUDITOR AND REGISTRAR AND TRANSFER AGENT

The external auditors of the Corporation are PricewaterhouseCoopers LLP, located at 1400 - 250 Howe Street, Vancouver, B.C. V6C 3S7.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, BC and Toronto, Ontario.

MATERIAL CONTRACTS

In addition to contracts entered into in the ordinary course of business, the following material contracts have been entered into by the Corporation within the most recently completed financial year, or before the most recently completed financial year but are still in effect:

●	Revolving credit loan for up to C$20,000,000 prime rate loans, US$ base rate loans, letters of credit and letters of guarantee from the Royal Bank of Canada dated as of October 23, 2017, as renewed in October of 2020

●	Equity Distribution Agreement, as described in this AIF

●	Underwriting Agreement, as described in this AIF

INTERESTS OF EXPERTS

The Corporation’s audited financial statements for the financial years ended December 31, 2021 and 2020 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP is the independent registered public accounting firm of the Corporation and is independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in compliance with Public Company Accounting Oversight Board Rule 3250, Auditor Independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the Information Circular.

Additional financial information is provided in the Financial Statements and the MD&As.

APPENDIX “A” GLOSSARY OF TERMS

“AIF”	means this annual information form;

“Assembly Agreement”	means the vehicle assembly agreement with Spartan Specialty Chassis and Vehicles;

“ATM Program”	means the sale of Common Shares using “at-the-market” distributions;

“Base Shelf Prospectus”	means the Corporation’s Canadian short form base shelf prospectus dated April 19, 2021;

“BCBCA”	means the Business Corporations Act (British Columbia);

“Board of Directors”	means the board of directors of the Corporation;

“CNG”	means compressed natural gas;

“Common Shares”	means the common shares in the capital of the Corporation;

“Consolidation”	means the consolidation of the share capital of the Corporation on the basis of three pre-consolidation common shares to one post-consolidation common share effective March 29, 2021;

“CUSMA”	means the Canada-United States-Mexico Agreement;

“Debenture” and “2021 Debenture”	means unsecured convertible debentures of the Corporation;

“Debenture Units”	means debenture units (comprised of Debentures or 2021 Debentures and detachable Warrants) issued on a private placement basis;

“DGCL”	means the Delaware General Corporation Law;

“DSU Plan”	means the Deferred Share Unit Plan;

“Eligible Persons”	means directors, senior officers, employees, consultant Corporation or management Corporation, employees of the Corporation and its subsidiaries, or an eligible charitable organization;

“FCPA”	means the Foreign Corrupt Practices Act of 1977;

“Financial Statements”	means the audited consolidated financial statements of the Corporation for the years ended December 31, 2021 and 2020;

“forward-looking statements”	means certain statements in this AIF about the Corporation’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking information and/or forward-looking statements within the meaning of applicable Securities Laws;

“Frankfurt Stock Exchange”	means the Frankfurt Stock Exchange;

“FTA”	means the Federal Transit Administration;

“ICFR”	means internal control over financial reporting;

“IFRS”	means International Financial Reporting Standards;

“Information Circular”	means the Corporation’s management information circular dated November 2, 2021 sent to shareholders in respect of the Corporation’s most recent annual general meeting of shareholders held on December 10, 2021;

“MD&As”	means the management discussion and analysis of the Corporation for the years ended December 31, 2021 and 2020;

“NATO”	means the North Atlantic Treaty organization;

“OEMs”	means the original equipment manufacturers;

“Options”	means the incentive stock options of the Corporation;

“PFIC”	means a passive foreign investment corporation

“Private Placement Warrant”	means each whole share purchase warrant of the Corporation issued under a particular private placement;

“Qualified Electing Fund”	means a qualified electing fund;

“Registration Statement”	means the Corporation’s U.S. registration statement on Form-10 dated August 17, 2021;

“RSU Plan”	means the Restricted Stock Unit Plan;

“Section 404”	means Section 404 of the U.S. Sarbanes- Oxley Act;

“Securities Laws”	means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer;

“Stock Option Plan”	means the stock option plan of the Corporation;

“TSXV”	means the TSX Venture Exchange;

“U.S. Sarbanes-Oxley Act”	means the U.S. Sarbanes- Oxley Act 2002;

“Vicinity” or the “Corporation”	means Vicinity Motor Corp.;

“Vicinity Buses”	means the full suite of transit busses for public and commercial use including electric, CNG, gas and clean diesel buses;

“Vicinity Lightning”	means Vicinity Lightning electric bus;

“VMCBC”	means the wholly owned operating subsidiary of the Corporation, Vicinity Motor (Bus) Corp.;

“VMUSA”	means the wholly owned operating subsidiary of the Corporation, Vicinity Motor (Bus) USA Corp.;

“Warrants”	means share purchase warrants of the Corporation (issued with various exercise terms and conditions, as described in this AIF) to purchase Warrant Shares; and

“Warrant Shares”	means the Common Shares issuable on exercise of a Warrant (exercisable at various prices as described in this AIF).